

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2020

Steve Hislop
President and Chief Executive Officer
Chuy's Holdings, Inc.
1623 Toomey Road
Austin, Texas 78704

> **Re: Chuy's Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed on May 5, 2020**
> **File No. 333-238011**

Dear Mr. Hislop:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Staff Attorney at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services